As filed with the Securities and Exchange Commission on May 29, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE EUROPEAN EQUITY FUND, INC.
(Name of Subject Company (Issuer))

THE EUROPEAN EQUITY FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

298768102
(CUSIP Number of Class of Securities)

John Millette
Secretary
The European Equity Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE
________________

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
________________

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 454-2085 Shareholder Account Information (800) 294-4366 DWS Closed-End Funds (800) 349-4281

The European Equity Fund, Inc. and The New Germany Fund, Inc. Announce Results of Tender Offer Measurement Period

NEW YORK, NY May 29, 2012 - - The European Equity Fund, Inc. (NYSE: EEA) and The New Germany Fund, Inc. (NYSE: GF) (each, a "Fund," and collectively, the "Funds") announced today the results of a twelve-week measurement period that began on March 5, 2012 and concluded on Friday, May 25, 2012, in accordance with the Funds’ previously announced Discount Management Program (the “Program”).  At the conclusion of the measurement period, shares of common stock of EEA had traded at an average discount to net asset value (“NAV”) of -10.17% and shares of common stock of GF had traded at an average discount to NAV of -10.51%, in each case during the twelve-week measurement period.  The terms of the Program require a Fund to conduct a tender offer if its shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period.  Therefore, each of EEA and GF will conduct its respective tender offer for up to 5% of its outstanding shares at a price equal to 98% of NAV.  Details concerning the tender offers for EEA and GF will be announced in the upcoming weeks.

For more information on EEA or GF, including the most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281 or 00-800-2287-2750 from outside the US.

The European Equity Fund, Inc. is a diversified, closed-end investment company seeking long-term capital appreciation through investment primarily (normally at least 80% of its assets) in equity or equity-linked securities of companies domiciled in European countries utilizing the Euro currency.  Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The New Germany Fund, Inc. is a diversified, closed-end investment company seeking capital appreciation primarily through investment in equity or equity-linked securities of small and mid-cap German companies.  The Fund may invest up to 35% of its assets in large cap German companies and up to 20% in other Western European companies.  Investing in foreign securities presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value. There can be no assurance that the Program will be effective in reducing the Funds’ market discounts.

Investments in funds involve risk. Additional risks are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, these funds focus their investments in certain geographical regions, thereby increasing their vulnerability to developments in that region and potentially subjecting the funds’ shares to greater price volatility. Some funds have more risk than others. These include funds that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  R-18308-6  (5/12)